SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

April 24, 2003

Commission File Number 0-29144

ILOG S.A.

(Translation of registrant’s name into English)

9 rue de Verdun BP 85

94253 Gentilly, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒  Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑  No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes: ❑  No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes: ❑  No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.

Enclosure:

ILOG S.A. press release dated April 24, 2003 entitled “ILOG Reports Record Results for Third Quarter” which, includes unaudited condensed consolidated financial statements for the three months and nine months ended March 31, 2003 with comparative information.

FOR IMMEDIATE RELEASE:

Investor Contacts:	Roger Friedberger, ILOG
(650) 567-8115 (USA)
+33 - 1 49 08 35 74 (Europe)
Friedberger@ilog.com

Taylor Rafferty Associates
(212) 889-4350 (USA)
+44 - 20 7936 0400 (Europe)

Press contact:	Susan Peters, ILOG
(650) 567-8109
speters@ilog.com

ILOG REPORTS RECORD RESULTS FOR THIRD QUARTER

PARIS – April 24, 2003—ILOG® (NASDAQ: ILOG; Euronext SICOVAM: 006673), a leading provider of enterprise-class software components, today reported revenues of $27.2 million for the third quarter of fiscal year 2003, ended March 31, 2003, and an operating profit of $3.8 million. This compares with $23.2 million in revenue and an operating profit of $2.9 million in the prior year’s third quarter. Earnings per share (diluted) this quarter was $0.21, compared with $0.16 for the prior year quarter. For the nine months ended March 31, 2003 revenues were $68.7 million, and operating profit was $2.3 million. This compares with $61.7 million in revenue and an operating profit of $2.3 million in the prior year nine-month period. Earnings per share (diluted) for the nine-month period was $0.08, compared with $0.10 in the prior year period.

“This was the best quarter in the company’s history in terms of revenues, profitability and cash position,” said Pierre Haren, ILOG’s Chairman and CEO. “Our results demonstrate that ILOG products are well-positioned for this new IT spending environment, which has de-emphasized large system purchases in favor of smaller projects that generate a quick return on investment”.

Worldwide Trends

During the quarter one large European enterprise software vendor renewed its license with the company. This vendor provided 18% of total revenues for the quarter compared to 25% in the prior year. Revenues from ISVs in the quarter declined by 5% year-over-year, and comprised 38% of total revenues compared to 49% in the prior year reflecting the weakness in the economy. However revenues from end users and systems integrators grew by 37% year-over-year to 58% of total revenues in the quarter. This is due to recent technology spending patterns positively impacting ILOG. Specifically, IT departments are under pressure to leverage their existing infrastructure while also addressing their business processes so that revenues are maximized and/or customers are retained. ILOG’s software, notably its business rule management system, aligns with this trend, since it allows companies to streamline and automate business processes quickly while leveraging legacy systems.

This trend was further highlighted as business process management vendors found that ILOG’s products increased their users’ ability to deliver IT cost savings and time-to-market benefits. During the quarter the company signed ISV and co-selling agreements with major players in this market including FileNet, Tibco and Fujitsu.

ILOG’s business rule engine, recognized by research firm Gartner as a market leader for the second year in a row, continued to gain share, particularly in financial services. Banks, insurance companies and securities firms continued to upgrade their enterprise architectures to more agile ILOG-based platforms. New deals from a U.S.-based credit reporting company and major insurance providers in the U.S. and France were evidence of this move.

Telecommunications was also strong due to demand from China for ILOG’s telecom graphics products. However, defense and government services saw the largest market sector growth including new business from Accenture for a

U.K. government services project and a large order for the U.S. military, among other deals. Manufacturing and logistics were buoyed by revenues from supply chain ISVs and end-user customers including further business from the U.S. subsidiary of a Japanese automotive manufacturer.

ILOG continued to grow its services revenues, which were up 24% compared with last year’s fiscal third quarter. Also significant was the growing number of enterprise licenses and larger deal sizes. This trend reflects the fact that companies are beginning to look at ILOG products across applications as essential components of their architectures.

“Our solid results this quarter reflects the success of our regional sales strategy, emphasis on partners and the growing appeal of our products for multiple-application, enterprise-wide deals. At the same time we pursued our focus on controlling costs to help ensure profitability,” said Haren. “While we remain cautious because of the overall economic uncertainty, we feel we will continue to benefit from having the right products at the right time.”

Business Outlook

ILOG believes demand for its products will sustain its business in the upcoming quarter. However, due to continued weak and less predictable IT spending adversely affecting ILOG’s ISV supply chain partners and over-capacity in the telecommunications market, ILOG management maintains a cautious outlook. For the fourth quarter of fiscal 2003, management expects revenues between $22.5 and $25.5 million and loss/earnings per share between $(0.08) and $0.08 compared to revenues of $20.9 million and loss per share of $(0.07) in the fourth quarter of fiscal 2002.

Conference Call

ILOG management will be hosting a conference call today at 10 a.m. Eastern Daylight Time or 4 p.m. European Daylight Time to discuss the contents of this release. To listen to the call please visit http://www.ilog.com/corporate/investor and utilize the WebCast link; or to participate contact Taylor Rafferty. A recording of the call will be available afterward.

About ILOG

For more than 10 years, ILOG’s innovative enterprise-class software components and services have helped companies maximize their business agility and improve operating efficiency. Over 1000 global corporations and more than 300 leading software vendors rely on ILOG’s business rules, optimization and visualization technologies to achieve dramatic returns on investment, create market-defining products and services, and sharpen their competitive edge. For more details, please visit www.ilog.com.

Forward-Looking Information

This release contains “forward-looking” information within the meaning of the United States Securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, current business conditions, the evolution, growth and profitability of the finance, government, supply chain, telecommunication and other software markets for the company’s products, the company’s end user and ISV strategies, the economic, political and currency risks associated with the company’s European, North American and Asian operations, the timing and seasonality of significant revenues, and those risks and uncertainties mentioned under “Risk Factors” in the company’s form 20-F for the year ended June 30, 2002, which is on file with the United States Securities and Exchange Commission.

ILOG S.A.

Consolidated Income Statements (unaudited)

(figures in italics are Euros)

	Three Months Ended			Nine Months Ended
	March 31 2003	March 31 2002	March 31 2003	March 31 2003	March 31 2002	March 31 2003
	(In thousands, except for per share data)
Revenues:
License fees	$18,399	$16,155	€17,130	$42,229	$40,312	€41,064
Services	8,820	7,094	8,211	26,451	21,427	25,965

Total revenues	27,219	23,249	25,341	68,680	61,739	67,029

Cost of revenues:
License fees	510	374	474	1,136	779	1,103
Services	3,862	3,010	3,598	10,963	9,272	10,754

Total cost of revenues	4,372	3,384	4,072	12,099	10,051	11,857

Gross profit	22,847	19,865	21,269	56,581	51,688	55,172

Operating expenses:
Marketing and selling	11,701	11,124	10,897	33,980	32,466	33,341
Research and development	5,013	3,678	4,672	13,677	11,142	13,404
General and administrative	2,315	2,168	2,156	6,653	5,764	6,532

Total operating expenses	19,029	16,970	17,725	54,310	49,372	53,277

Income from operations	3,818	2,895	3,544	2,271	2,316	1,895
Net interest income (expense) and other	184	197	171	113	310	103

Net income before taxation	4,002	3,092	3,715	2,384	2,626	1,998
Income taxes	542	223	501	1,103	735	1,061

Net income	$3,460	$2,869	€3,214	$1,281	$1,891	€937

Earnings per share
- Basic	$0.21	$0.17	€0.19	$0.08	$0.12	€0.06
- Diluted	$0.21	$0.16	€0.19	$0.08	$0.10	€0.06
Share and share equivalents used in per share calculations
- Basic	16,845	16,435	16,845	16,781	16,297	16,781
- Diluted	16,870	18,490	16,870	16,806	18,352	16,806

ILOG S.A.

Condensed Consolidated Balance Sheets (unaudited)

(figures in italics are Euros)

	March 31 2003	June 30 2002	March 31 2003
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$35,567	$31,368	€32,645
Accounts receivable	22,345	19,163	20,510
Other receivables and prepaid expenses	7,012	5,909	6,444

Total current assets	64,924	56,440	59,599
Property and equipment—net and other assets	6,901	7,215	6,334

Total assets	$71,825	$63,655	€65,933

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable and accrued expenses	$17,773	$16,461	€16,315
Current debt	499	430	458
Deferred revenue	12,523	10,474	11,495

Total current liabilities	30,795	27,365	28,268
Long-term portion of debt	397	340	364

Total liabilities	31,192	27,705	28,632

Shareholders’ equity:
Paid-in capital	78,289	77,350	72,320
Accumulated deficit and cumulative translation adjustment	(37,656)	(41,400)	(35,019)

Total shareholders’ equity	40,633	35,950	37,301

Total liabilities and shareholders’ equity	$71,825	$63,655	€65,933

ILOG S.A.

Condensed Consolidated Statements of Cash Flow (unaudited)

(figures in italics are Euros)

	Nine Months Ended March 31,
	2003	2002	2003
	(In thousands)
Cash Flow from operating activities:
Net Income	$1,281	$1,891	€937
Adjustments to reconcile net income to cash provided by (used for) operating activities:
Depreciation and amortization	2,749	2,318	2,694
Unrealized loss on derivative instruments	(36)		(21)
Change in working capital	(932)	6,173	(1,016)

Net cash provided by operating activities	3,062	10,382	2,594

Cash flows from investing activities:
Acquisition of fixed assets	(1,603)	(1,396)	(1,584)

Net cash used for investing activities	(1,603)	(1,396)	(1,584)

Cash flows from financing activities:
Repayment of loans and capital lease obligations	(451)	(2,093)	(437)
Cash proceeds from issuance of shares	884	2,416	857

Net cash provided by financing activities	433	323	420

Impact of exchange rate changes on cash and cash equivalents	2,307	332	(232)

Net increase in cash and cash equivalents	4,199	9,641	1,198
Cash and cash equivalents, beginning of period	31,368	20,870	31,447

Cash and cash equivalents, end of period	$35,567	$30,511	€32,645

Discussion of Income Statement for the Quarter ended March 31, 2003

Revenues and Gross Margin

Revenues in the quarter increased to $27.2 million from $23.2 million, or by 17%, compared to the same quarter in the previous year.

Revenues by region were as follows:

	Three Months Ended
	March 31 2003	March 31 2002	Increase

	(In thousands)
North America	$10,564	$9,111	16%
Europe	13,232	12,061	10%
Asia	3,423	2,077	65%

Total revenues	$27,219	$23,249	17%

The growth in North America is primarily driven by the increase of maintenance revenues and consulting activities. Due to the 22% strengthening of the euro against the U.S. dollar over the last year, European revenues increased by 10%. Expressed at a constant currency rate, European revenues had however decreased by 9%, due to weak business conditions in the supply chain sector. The significant growth in Asia is due to penetration of the business rules and visualization product lines in China and Japan.

License fee revenues increased by 14%, to $18.4 million, from $16.2 million in the prior year’s quarter. The business rules product line grew by 32% over the same quarter last year, representing 34% of license revenues in the quarter. The visualization product line increased by 58% and the optimization product line decreased by 10%, representing 23% and 43%, respectively, of license revenues in the quarter. ISV revenues in the quarter represented approximately 45% of license revenues compared to 55% in the prior year. ISVs remained approximately level at 380 of which 200 were shipping, with new ISV customers being offset by consolidation among software vendors.

Services revenues increased by 24%, to $8.8 million, from $7.1 million. This increase was derived from increased maintenance revenues from the growing installed base of ILOG licensees, and by an increase in consulting business in the U.S. Overall gross margin for the quarter decreased to 84% from 85% compared to the same period in the preceding year, reflecting the higher mix in lower margin services revenues compared to license fees

Operating Expenses

Operating expenses generally increased by 12% over the prior year mainly due to a 22% strengthening of the euro against the dollar, since approximately half the company’s expenses are denominated in euros. Over the past year there were also modest staffing increases and annual salary adjustments. On March 31, 2003, the company had approximately 616 employees, compared to 600 a year earlier.

Marketing and selling expenses for the quarter increased by 5% over the same period in the prior year, reflecting the above factors less a reduction in a discretionary spending such as travel and promotion costs. Research and development expenses, net of government funding, increased by 36% for the quarter over the same period in the prior year reflecting the above factors with some reassignment of consulting staff to product development and increased travel. General and administrative expenses increased by 7% reflecting the above factors offset by cost savings achieved in overhead expenses.

Other Income (Expense)

Net interest and other income for the quarter was $184,000 compared to $197,000 in the same period of the prior year, reflecting the impact of lower interest rates earned on the company’s cash balances.

Income Taxes

Income tax expense for the quarter amounted to $542,000 compared to $223,000 in the prior year, which is principally attributable to the increased profitability of the company’s activities in Germany and Asia.

Discussion of Income Statement for the Nine Months ended March 31, 2003

Revenues and Gross Margin

Revenues in the nine-month period increased to $68.7 million from $61.7 million, or by 11%, compared to the same period in the previous year.

Revenues by region were as follows:

	Nine Months Ended
	March 31 2003	March 31 2002	Increase
	(In thousands)
North America	$31,585	$26,867	18%
Europe	29,336	28,916	1%
Asia	7,759	5,956	30%

Total revenues	$68,680	$61,739	11%

The growth in North America is primarily driven by the increase of maintenance revenues and consulting activities. Due to the strengthening of the euro against the U.S. dollar over the last year, European revenues increased by 1%. Expressed at a constant currency rate, European revenues had however decreased by 12%, due to weak business conditions in the supply chain sector. The significant growth in Asia is due to penetration of the business rules and visualization product lines in China and Japan.

License fee revenues increased by 5%, to $42.3 million, from $40.3 in the prior year nine-month period, benefiting from a 58% license revenue growth of the business rules product line being offset by a 14% decrease of license revenues in both the visualization and optimization product lines.

Services revenues increased by 23%, to $26.5 million, from $21.4 million. This growth was derived from increased maintenance revenues from the growing installed base of ILOG licensees, and an increase in consulting revenues in the U.S. Overall gross margin for the nine-month period decreased to 82% from 84% for the same period in the preceding year due to the revenue mix shifting from high margin license revenues to lower margin services revenues in the current year period.

Operating Expenses

Operating expenses generally increased by 10% over the prior year mainly due to a 14% strengthening of the euro against the dollar, since approximately half the company’s expenses are denominated in euros. During the past year there were also modest staffing increases and annual salary adjustments.

Marketing and selling expenses for the nine-month period increased by 5% over the same period in the prior year, reflecting the above factors less a reduction in a discretionary spending such as travel and promotion costs. Research and development expenses, net of government funding, and general and administrative expenses for the nine-month period increased by 23% and 15% respectively reflecting the above factors.

Other Income (Expense)

Net interest and other income for the nine-month period was $113,000 compared to $310,000 for the same period in the prior year reflecting the impact of foreign currency losses incurred during the second quarter of the current fiscal year due to changes in the dollar’s value on inter-company and cash balances.

Income Taxes

During the nine-month period, income tax expense amounted to $1,103,000 compared to $735,000 in the prior year. The income tax charge in 2003 is mainly attributable to non-recoverable royalty withholding taxes and the profitability of the company’s activities in Asia and Germany.

Balance Sheet and Cash Flow Discussion

Cash on March 31, 2003, increased to $35.6 million from $31.4 million on June 30, 2002, primarily from, the impact of the foreign exchange rate changes on cash and cash equivalents and, net income during the nine-month period. Accounts receivable as of March 31, 2003 improved to 75 days sales outstanding from 83 days on June 30, 2002. Deferred revenues increased during the period to $12.5 million from $10.5 million on June 30, 2002, due to the seasonality of maintenance billings.

Shareholders’ equity on March 31, 2003, increased to $40.6 million from $35.9 million on June 30, 2002, reflecting the net income for the nine-month period and the impact of the stronger euro on currency translation adjustments. On March 31, 2003, the company had 16,781,000 shares issued and outstanding, compared to 16,671,000 on June 30, 2002.

Accounting Principles

The Company’s financial statements are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Where constant exchange rates are referred to in the above discussion, current period results for entities reporting in currencies other than U.S. dollars are converted into U.S. dollars at the prior year’s exchange rates, rather than the exchange rates for the current period. This information is provided in order to assess how the underlying business performed before taking into account currency exchange fluctuations.

Press Release for French Shareholders

A translation of this press release in the French language is also available.

ILOG is a registered trademark, and ILOG JRules is a trademark, of ILOG. All other trademarks are the property of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, ILOG S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2003

ILOG S.A.

By:	/s/ ROGER D. FRIEDBERGER
Roger D. Friedberger Chief Financial Officer